January 25, 2006

Michele Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	MISCOR Group, Ltd.
Amendment No. 1 to Form S-1
Filed December 30, 2005
File No. 333-129354

Dear Ms. Anderson:

We have received your letter dated January 13, 2006, detailing your office’s review of the above-referenced filing. On behalf of MISCOR, below are our responses to those comments. We are filing Amendment No. 2 to the Form S-1 contemporaneously with this letter. References in this letter to the revised prospectus refer to the prospectus included in Amendment No. 2 to the Form S-1.

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Amendment No. 1 to Form S-1

Form S-1

Table of Contents

1.
Please remove the two paragraphs following the table of contents, as they contain information that is not permitted on the inside cover page pursuant to Item 502 of Regulation S-K. See prior comment 10.

Response:   MISCOR has moved these two paragraphs to the page following the table of contents. Please see pages i-ii of the revised prospectus.

Michele Anderson
January 25, 2006

Risk Factors, page 10

2.
Revise the new risk factor entitled “As a shareholder you will experience significant dilution….” on page 17 to quantify the dilution to shareholders assuming a maximum number of shares issuable upon exercise or conversion.

Response:   MISCOR has revised the prospectus to quantify the dilution to shareholders assuming a maximum number of shares issuable upon exercise or conversion. Specifically, MISCOR has added the following sentence to end of the risk factor on page 13 of the revised prospectus:

“If these securities are converted into or exercised for the maximum number of shares of common stock, your percentage ownership in the company will be diluted by approximately 50.1 percent.”

Principal and Selling Shareholders, page 18

3.
We note your response to prior comment 23 and your revised disclosure on page 18 that Strasbourger and Vertical Capital are registered broker dealers and that you “agreed to issue warrants to Strasbourger and Vertical Capital Partners as partial compensation for their services, and to include the common stock issuable upon exercise of the warrants in this prospectus for resale.” These revisions indicate that you should revise the Plan of Distribution to disclose clearly that Strasbourger and Vertical Capital are underwriters with respect to the shares that they and their designees are offering for resale. Please revise accordingly or provide us with your analysis for why they are not underwriters.

Response:   Rather than accepting directly the warrants issued by MISCOR as partial compensation for their services, Strasbourger and Vertical Capital designated certain individuals to receive the warrants. Consequently, these individuals, rather than Strasbourger and Vertical Capital, are selling shareholders in this offering. MISCOR revised the Plan of Distribution section of the prospectus to clearly indicate that these selling shareholders are underwriters with respect to the shares they are offering for resale. The relevant sentence on page 73 of the revised prospectus now reads as follows:

“Consequently, these selling shareholders are deemed to be underwriters with respect to the shares that they are offering for resale.”

Please also see our response to your comment #4 below.

4.
We note your responses to prior comments 23, 24 and 25. Based on your response and revisions, revise to replace the statement that “depending on the circumstances under which they received the warrants, these selling shareholders may be deemed to be underwriters” with a clear statement that they are underwriters.

Michele Anderson
January 25, 2006

Response:   MISCOR has revised the prospectus as you requested. The relevant sentence on page 73 of the revised prospectus now reads as follows:

“Consequently, these selling shareholders are deemed to be underwriters with respect to the shares that they are offering for resale.”

Please also see our response to your comment #3 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 44

5.
We note your revisions in response to prior continents 39 and 41. Much of this discussion is merely recitation of changes in line items. Please generally revise your Liquidity and Capital Resources discussion to provide a discussion and analysis of your liquidity and capital resources that provides more detailed historical information regarding your sources of cash and capital expenditures, clarifies the extent to which you have funded your operations from, revenues and external financing and discusses your expenditures on the business activities you disclose elsewhere. Your revised analysis should help investors in this offering understand how you plan to meet your cash payment obligations, considering your disclosure that you expect your losses to continue for the foreseeable future.

Also provide your analysis of the expected impact if accounts receivable and inventories continue to increase. For example, your disclosure as currently drafted does not adequately address whether or not you expect your receivables to become increasingly unlikely to be collected and whether or not you are accumulating inventory assets in excess of expected future sales. These concerns are particularly relevant considering your expected future losses. These are only examples. Generally revise to provide your analysis of liquidity and capital resources. See Section IV of See SEC Release No. 33-8350.

Response:   MISCOR has revised the prospectus to provide further analysis of its liquidity and capital resources. Please see pages 44-47 of the revised prospectus.

Segment Information, page 48

6.
We note that you did not fully respond to our previous comment 44. Specifically address in detail the terms of these contracts, revenue recognition policy and accounting literature used. In addition, your response states that you provide maintenance services on an individual call basis, however your disclosure on page 52 states that “some purchase orders provide for the performance of a single job, others provide for services to be performed for a term of one year or less.” Please

Michele Anderson
January 25, 2006

clarify. Finally, please tell us why you believe these services are not material to your business.

Response:   MISCOR provides maintenance services pursuant to separate purchase orders with customers that relate to specific projects. The purchase orders do not relate to services to be performed over one year, and MISCOR does not otherwise enter into long-term (i.e., longer than one year) maintenance agreements with its customers. MISCOR has revised the disclosure on page 54 of the revised prospectus as follows to provide more detail regarding the terms of its maintenance contracts:

“Generally, customers are billed for repair and maintenance services on a time and materials basis, although some work may be performed pursuant to a fixed-price bid. Certain of our service offerings, such as our predictive and preventive maintenance services, also may be billed based on the number of components monitored. Services are usually performed pursuant to written purchase orders that relate to specific repair or maintenance projects. We do not have any maintenance agreements calling for work to be performed over a period longer than one year. In some instances, we may enter into written contracts with customers governing the general terms and conditions under which work will be performed for those customers. The contracts, which typically apply to specific plants or locations, specify the range of services to be performed, the hourly rates for labor, payment terms, confidentiality terms and quality levels. The contracts have a one-year term but do not authorize or require the actual performance of services or provide for any ongoing monthly or other periodic payments. Rather, separate purchase orders for specific repair and/or maintenance projects are issued under the contracts.”

MISCOR recognizes revenues from maintenance services in the same manner that it recognizes revenue from all other types of services its offers. See our response to your comment #7 below for additional information regarding MISCOR’s revenue-recognition policies.

Financial Statements

Revenue recognition, page F-9

7.
We note your response to comment 49 and your disclosure that “sales revenue is recognized when all work is complete and both title and risk of loss transfer to the customer, provided that no significant obligations remain.” It is not clear whether this disclosure relates to your product sales or services revenue. Please tell us in detail your accounting policy regarding revenue recognition for each stream of revenue. Since you do not have multiple deliverables, please disclose product and service revenue recognition policy separately and in greater detail.

Response:   MISCOR has revised the first paragraph of its revenue recognition discussion on page 39 of the revised prospectus under the caption “Management’s

Michele Anderson
January 25, 2006

Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies.” That paragraph now reads as follows:

"Revenue recognition. Revenue in our industrial services and diesel engine components segments consists primarily of product sales and service of industrial magnets, electric motors and diesel power assemblies. Product sales revenue is recognized when products are shipped and both title and risk of loss transfer to the customer. Service revenue is recognized when all work is completed and the customer’s property is returned. For services to a customer’s property provided at our site, property is considered returned when the customer’s property is shipped back to the customer and risk of loss transfers to the customer. For service to a customer’s property provided at the customer’s site, property is considered returned upon completion of work. We provide for an estimate of doubtful accounts based on historical experience. Our revenue recognition policies are in accordance with Staff Accounting Bulletins No. 101 and No. 104.”

MISCOR has similarly revised the revenue recognition discussion in Note A to its financial statements. Please see page F-9 of the revised prospectus.

Note B -- Acquisitions, page F-11

8.
We note your response to comment 51, however we are not persuaded that you did not acquire a business. For further analysis tell us how you considered the definition of a business per EITF 98-3. Please revise or advise.

Response:   Under the guidance of EITF 98-3, MISCOR did not acquire a business from Hatch & Kirk, Inc. In EITF 98-3, the Task Force provided the following guidance to be used to evaluate whether a business has been received in a non-monetary exchange transaction.

Under EITF 98-3, a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

Inputs include long-lived assets, including intangible assets, or rights to the use of long-lived assets; intellectual property; the ability to obtain access to necessary materials or rights; and employees.

Processes are the existence of systems, standards, protocols, conventions and rules that act to define the processes necessary for normal, self-sustaining operations,

Michele Anderson
January 25, 2006

such as (i) strategic management processes, (ii) operational processes and (iii) resource management processes.

Outputs are the ability to obtain access to the customers that purchase the outputs of the transferred set.

A transferred set of activities and assets is not a business under EITF 98-3 if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business. The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element. If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.

The assessment of whether a transferred set is a business should be made without regard to how the transferee intends to use the transferred set. In other words, it is not relevant to the evaluation of whether the transferred set is a business whether the transferee will actually operate the set on a standalone basis or intends to continue using the transferred set in the same manner as the transferor.

The set of activities and assets transferred by Hatch & Kirk, Inc. to MISCOR does not constitute a business under EITF 98-3 because it excludes one or more of the above items such that it is not possible for the transferred set of activities and assets to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.

First, in MISCOR’s acquisition of certain operating assets from Hatch & Kirk (“HK assets”), MISCOR did not acquire from Hatch & Kirk all of the inputs necessary for MISCOR to continue to conduct normal operations after the transferred assets were separated from Hatch & Kirk and to sustain a revenue stream by providing its outputs to customers. The inputs MISCOR did acquire include inventories, property, plant and equipment, and certain production employees. However, MISCOR did not acquire other key employees necessary to continue normal operations and sustain a revenue stream, such as sales, engineering, accounting, strategic management and resource management employees. Further, MISCOR did not obtain a management information system to support operations, sales or accounting. After MISCOR acquired the HK assets, MISCOR hired individuals to perform these duties or integrated these functions into its own infrastructure. Although some of the key employees MISCOR eventually hired were former employees of Hatch & Kirk, Inc., MISCOR’s hiring of these individuals was not in connection with its acquisition of the HK assets. Until MISCOR was able to integrate

Michele Anderson
January 25, 2006

these functions into its own infrastructure and hire an entire sales and marketing force, MISCOR was required to enter into an interim services agreement with Hatch & Kirk, Inc. for a four month period at a cost of approximately $275,000.

Second, in its acquisition of the HK assets, MISCOR did not acquire from Hatch & Kirk all of the processes necessary for MISCOR to continue to conduct normal operations after the transferred assets were separated from Hatch & Kirk and to sustain a revenue stream by providing its outputs to customers. In effect, all that MISCOR acquired were the manufacturing processes. The key processes that MISCOR did not acquire included: sales and collection processes; inventory acquisition processes; cost accounting processes; strategic management processes; resource management processes; and general accounting processes. While the HK assets were a part of Hatch & Kirk, these processes existed on a company-wide basis within the corporate function. Additionally, as noted in the preceding paragraph, MISCOR did not obtain the key employees necessary to perform these critical processes in connection with MISCOR’s acquisition of the HK assets. Rather, MISCOR hired five individuals, three of whom were former Hatch & Kirk employees, to support the sales process. These individuals had specific industry experience, product and customer knowledge. MISCOR had to invest significant manpower to establish accounting, purchasing and credit and collection procedures that did not exist within the manufacturing process acquired. MISCOR continues to invest in implementing its management information system to support the manufacturing process acquired.

Finally, MISCOR did not acquire access to customers of the outputs of the HK assets. Rather, MISCOR had to develop sales channels, establish a sales force and retain outside sales representation. In this regard, approximately half of the sales generated by the manufacturing process acquired were to international customers. MISCOR had to locate and hire a former Hatch & Kirk employee who had left that company several months before MISCOR acquired the manufacturing process. This employee’s knowledge of the markets, products and customers was extremely important to the continuation of a significant portion of the sales.

Because MISCOR did not obtain many of the critical inputs, processes and outputs to continue normal operations and sustain a revenue stream of and from the HK assets, MISCOR continues to believe that its purchase of the HK assets does not constitute the purchase of a business.

9.	We note your response to comment 52, however based on our previous comment above please provide disclosure as required by paragraphs 54 and 55 of SFAS 141.

Response:   Please see MISCOR’s response to your comment #8 above. Because MISCOR’s purchase of the HK assets does not constitute the purchase of a business, MISCOR does not believe that it is required to provide the disclosure required by paragraphs 54 and 55 of SFAS 141.

Michele Anderson
January 25, 2006

Note F -- Debt page F-13

10.
We note your response to comment 57, specifically your statement that you “recorded a $996,000 charge immediately to interest expense with the offset to Additional Paid In Capital related to the beneficial conversion feature since the $4,000,000 outstanding amount on the revolver can be converted immediately at the option of the holder.” However, given that the revolving note is payable in August 2008 (page F-14), you should accrete the discount from the beneficial conversion feature from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. Refer to Issue 6 of EITF 00-27. Please revise or advise.

Response:   MISCOR has revised the prospectus to reflect the accretion of the discount from the beneficial conversion feature from the date of issuance to the stated redemption date on the $4,000,000 convertible instrument. Please see page F-16 of the revised prospectus.

Note G -- Equity Issuances, page F-18

11.
We note your response to comment 54. However, given that you do not have the ability to determine in all circumstances whether or not you will be required to pay liquidating damages and that the amount of liquidating damages, through the issuance of common stock, is indeterminable, it appears that you should classify both warrants issued in January 2005 and warrants issued in May 2004 as liabilities per EITF 00-19. Please revise or advise.

Response:   MISCOR believes that it is has complied with the terms of the registration rights agreements related to the warrants issued in January 2005 and the warrants issued in May 2004 and is not required to pay liquidating damages thereunder. Each agreement required MISCOR to file a registration statement that is declared effective by the SEC. If MISCOR has not filed a registration statement that includes Registrable Securities by a certain date, for each thirty days that such a registration is not filed, MISCOR is required to pay the holders liquidated damages equal to one percent (1%) of total issued share capital of MISCOR’s common stock. The registration rights agreements also contain the following provision: “Notwithstanding the foregoing, if the Company shall furnish to Holders a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be filed owing to a material pending transaction or other issue and it is therefore essential to defer the filing of such registration statement, the Company shall not be required to pay such liquidated damages.”

In September 2004 and September 2005, MISCOR provided the required certifications to the applicable investors and agreed to file the registration statement as

Michele Anderson
January 25, 2006

soon as reasonably practicable. This is all that was required under the registration rights agreements. The agreements do not require or provide for waivers; nor do the agreements require that the certifications be accepted by the investors.

Nonetheless, out of an abundance of caution, and in response to your prior comment, MISCOR sought and received a written waiver under which the investors who received warrants in the January 2005 offering agreed to waive any rights they may have to liquidating damages under the registration rights agreement. The waiver was signed on behalf of the investors by Strasbourger, which by terms of the warrants offering the investors designated as their agent. MISCOR has not pursued receipt of waivers from investors who received warrants in the May 2004 offering, primarily because of the logistical difficulties in contacting the individual investors (these investors did not designate Strasbourger or any other agent to act on their behalf with respect to such matters).

MISCOR also included a risk factor in the prospectus regarding this issue of liquidated damages. For the reasons noted above, MISCOR does not believe that the risk of liquidating damages is material; however, it included this risk factor out of an abundance of caution.

Because MISCOR has satisfied it obligations under the registration rights agreements by providing certifications to the respective investors, MISCOR is not required to classify the warrants as liabilities under EITF 00-19.

Part II -- Information not Required in Prospectus, page S-1

12.
We note your response to prior comment 60. The undertakings required by new Item 512(a)(6) of Regulation S-K are not limited to offerings made in reliance on Rule 430B or Rule 430C. In your amended filing, please revise to include the new undertakings in Item 512(a)(6), which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new Item 512(a)(6) of Regulation S-K, which was adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf. In addition, and contrary to your response to our prior comment, it does not appear that you are omitting information in reliance upon Rule 430A. As a result, revise to delete the Item 512(i) undertakings and replace them with the undertakings in Item 512(a)(5)(ii) of Regulation S-K for offerings subject to Rule 430C.

Response:   MISCOR has revised the undertakings to include the new undertakings in Item 512(a)(6) and to delete the Item 512(i) undertakings for offerings subject to Rule

Michele Anderson
January 25, 2006

430A and replace them with the undertakings in Item 512(a)(5)(ii) for offerings subject to Rule 430C. See Item 17 of Part II of MISCOR’s Amendment No. 2 to Form S-1.

Exhibit 5.1 -- Legality Opinion

13.
We note your response to prior comment 3. Counsel’s limitation to “the internal laws of the State of Indiana and applicable federal law” is not appropriate because, for example, the Subordinated Secured Convertible Debenture in Exhibit 4.7 is governed by New York law and the legality opinion as currently drafted depends on compliance with the terms of that debenture. Please revise to remove this limitation.

Response:   We have revised our legal opinion to remove this limitation. MISCOR is filing the revised opinion as Exhibit 5.1 to Amendment No. 1.

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We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (616) 742-3933 or Julie Russell Dilts of our firm at (317) 231-7428.

Very truly yours,

/s/ R. Paul Guerre

R. Paul Guerre

cc:	John A. Martell
Richard J. Mullin
James M. Lewis
Joseph W. Beach
James Kochanski
Richard L. Mintz
Julie Russell Dilts